SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 18)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

David A. Koon
Atlantic Blue Group, Inc.
122 East Tillman Avenue
Lake Wales, Florida 33853
Telephone: (863) 679-9595
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

October 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 18 (this “Amendment No. 18”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009; Amendment No. 12, filed on February 13, 2009; Amendment No. 13, filed on December 4, 2009, Amendment No. 14, filed on December 22, 2011, Amendment No. 15, filed on December 21, 2012, Amendment No. 16, filed on January 29, 2013 and Amendment No. 17, filed on March 13, 2013 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 18, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On October 17, 2013,  Holding entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among Holding, 734 Investors, LLC, a limited liability company organized under the laws of Delaware (the “Buyer”), solely for purposes of Section 1.3 of the Stock Purchase Agreement, 734 Agriculture, LLC, a limited liability company organized under the laws of Delaware (“Parent”) and, solely for purposes of Section 6.10 of the Stock Purchase Agreement, ABG, pursuant to which the Buyer will acquire all of the 3,725,457 shares of Common Stock of the Issuer held by Holding for a purchase price of $37.00 per share, or an aggregate of $137,841,909, in cash (the “Transaction”).  Also on October 17, 2013, Holding, the Buyer, Parent and ABG entered into that certain letter agreement (the “Letter Agreement”) pursuant to which the Buyer and Parent agreed to irrevocably waive certain closing conditions set forth in the Stock Purchase Agreement.

The Transaction is subject to customary closing conditions and is expected to close before December 30, 2013.  As a result of the closing of the Transaction, the Reporting Persons will no longer own any shares of Common Stock of the Issuer.

The Stock Purchase Agreement contemplates that after the closing of the Transaction, the Issuer’s Board of Directors will be comprised of eight (8) members, including Ramon Rodriguez, a current member of the Board of Directors, and the following individuals: George Brokaw, Andrew Krusen, Benjamin Fishman, Henry Slack, Remy Trafelet, Clayton Wilson and Greg Eisner.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The Stock Purchase Agreement and the Letter Agreement are attached hereto as Exhibits 99.21 and 99.22, respectively, and the information set forth in response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement and the Letter Agreement which are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) According to a report from the Issuer’s transfer agent, there were 7,309,672 shares of Common Stock issued and outstanding as of October 11, 2013. Based on such information, and without giving effect to the Transaction reported above in Item 4 which has not yet closed, as of October 17, 2013, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 51.0% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock.  Based on information provided by the applicable Disclosed Party:

John R. Alexander, a director of ABG, beneficially owns 36,250 shares of Common Stock (representing less than 0.5% of the outstanding shares of Common Stock);

Dykes Everett, a director of ABG and the Issuer, beneficially owns 2,156 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock); and

Baxter Troutman, a director of ABG, beneficially owns 600 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

(b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregated thereby.

John R. Alexander, a director of ABG, has sole power to direct the voting and disposition of the 36,250 shares of Common Stock that he holds;

Dykes Everett, a director of ABG and the Issuer, has sole power to direct the voting and disposition of the 2,156 shares of Common Stock that he holds; and

Baxter Troutman, a director of ABG, has sole power to direct the voting and disposition of the 600 shares of Common Stock that he holds.

(c)  Except as described below, to the knowledge of the Reporting Persons, no Disclosed Person has engaged in any transactions in Common Stock during the past 60 days:

On October 4, 2013, Dykes Everett, a director of ABG and the Issuer, received an award of 683 shares of Common Stock at $41.15 per share representing fees for service as a director of the Issuer.

(d) Not applicable with respect to the Reporting Persons, nor to the knowledge of the Reporting Persons, to any Disclosed Party.

(e)  Upon the closing of this Transaction, which is expected before December 30, 2013, the Reporting Persons shall cease ownership of more than five percent of the shares of Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

On October 17, 2013, ABG and Holding entered into the Stock Purchase Agreement pursuant to which it will sell all 3,725,457 shares of Common Stock of the Issuer held by Holding for a purchase price of $37.00 per share, as more fully described above in Item 4.  Also on October 17, 2013, Holding, the Buyer, Parent and ABG entered into the Letter Agreement pursuant to which the Buyer and Parent agreed to irrevocably waive certain closing conditions set forth in the Stock Purchase Agreement.  The Stock Purchase Agreement and the Letter Agreement are attached hereto as Exhibits 99.21 and 99.22, respectively, and the information set forth in response to this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreement and the Letter Agreement which are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of Item 7:

99.21           Stock Purchase Agreement, dated as of October 17, 2013, by and among Alico Holding, LLC, 734 Investors, LLC, solely for purposes of Section 1.3, 734 Agriculture, LLC and, solely for purposes of Section 6.10, Atlantic Blue Group, Inc.

99.22           Letter Agreement, dated October 17, 2013, by and among Alico Holding, LLC, 734 Investors, LLC, 734 Agriculture, LLC and Atlantic Blue Group, Inc.

 SCHEDULE 2-A

ATLANTIC BLUE GROUP, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Group, Inc. are set forth below.

Name	Principal Occupation	Business Address

John R. Alexander	Principal, Scenic Highland Enterprises, LLC	327 Sunset Road, Frostproof, FL 33842
Luke Clark	Artist	122 East Tillman Avenue Lake Wales, Florida 33853
Daniel Dempsey	Business Consultant	80 Royal Palm Pointe Suite 300 Vero Beach, FL 32960
Dykes Everett	President, Dykes Everett & Company	822 West Central Ave Orlando, Florida 32805
Paul Linder	Attorney/Citrus Grower	28 E. Washington Street Orlando, FL 32801
Nancy Linnan	Chair of Carlton Fields, P.A.	215 S. Monroe Street, Suite 500 Tallahassee, Florida 32301
Baxter Troutman	Chief Executive Officer of Labor Solutions, Inc.	P.O. Box 1043, Winter Haven, Florida 33882
David Koon	President, CEO and CFO of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Arnold Sarlo	Vice President of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Erica Simpkins	Assistant Treasurer of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853

SCHEDULE 2-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address

Kristine Eppes	Office Manager of Alico Holding, LLC	2215-B Renaissance Drive, Suite 5 Las Vegas, Nevada 89119
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
David Koon	President, CEO and CFO of Atlantic Blue Group, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2013

ATLANTIC BLUE GROUP, INC.

By:	/s/ David A. Koon
Name: David A. Koon
Title: President, CEO and CFO

ALICO HOLDING, LLC

By:	/s/ David A. Koon
Name: David A. Koon
Title: Manager